ANDREW CORPORATION
10500 West 153rd Street
Orland Park, IL 60462
                    August 16, 2005
VIA EDGAR
Ms. Nili Shah
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Andrew Corporation
Form 10-K for the Fiscal Year Ended September 30, 2004
Filed December 13, 2004
Forms 10-Q for the Fiscal Quarters Ended December 31, 2004
and March 31, 2005
Form 8-K filed May 3, 2005
File No. 0-21682
Dear Ms. Shah:
On behalf of Andrew Corporation, I am providing the following responses to the Comment Letter, dated July 20, 2005, from the Staff of the Securities and Exchange Commission regarding the above-referenced documents.
Form 10-K for the year ended September 30, 2004
1. Summary of Significant Accounting Policies, Revenue Recognition, page 32
Comment #1: We note your response to comment 2 in our letter dated April 29, 2005. For a typical geolocation products contract, please provide us with the following:
•	The details of each deliverable you are providing.

•	The accounting literature you are applying to each deliverable, for example, SOP 97-2, SOP-81-1 or EITF 00-21, and your basis as to why the accounting literature is applicable.

•	For each product or service provided, your identification of the individual elements of accounting and your basis for this identification, pursuant to paragraph 9 of EITF 00-21 or SOP 97-2, if applicable.

•	How you are allocating the arrangement consideration to the different elements of accounting and when you are recognizing revenue for each element.

•	If you determine that you have recognized historical revenue incorrectly, a detailed SAB 99 analysis of the quantitative and qualitative factors regarding materiality for each period presented. This analysis should include the impact to your segments’ financial information for each period as well.
Response:
Since its acquisition from Allen Telecom in July 2003, Andrew’s geolocation product offering has typically been sold as a combined product offering that includes hardware, software and services. As noted in our previous response, the original accounting for this product offering was under SAB 104 and EITF 00-21 as the software component was thought to be incidental to the combined product offering. However, we have since determined that the software portion of this contract was more than “incidental” to the combined product offering and therefore determined that SOP 97-2 was the appropriate accounting literature that should be utilized. Since the combined product offering does not require significant production, modification or customization, we further determined that ARB No. 45 and SOP 81-1 were not applicable.
The contract for Andrew’s most significant geolocation customer has the following deliverables, which we have also identified as distinct elements for accounting purposes in accordance with SOP 97-2:
1.	Design: Design of the E911 network including delivery of a network design document. The customer uses this document to determine the site locations and how many units of equipment will be required. This service can, and has been, purchased independent of the other elements of a typical geolocation contract (i.e. on a standalone basis), and has also been purchased by our customers from outside third parties.

2.	Product Delivery: The shipment and delivery of equipment (combined hardware and software) to perform location algorithms, which allows an E911 caller to be located.

3.	PSAP Integration: Consists of network configuration and testing, data loading services and placing test E911 calls from the field to verify that the network is operating. These services ensure the customer has properly installed the equipment and the network is capable of providing information to the Public Safety Answering Point (PSAP), the E911 call center. When the network is capable of providing E911 caller location data to the PSAP, the network is considered PSAP integrated. These services are not essential to the functionality of the equipment which is factory tested prior to shipment. Similar to installation services which had previously been performed by company personnel and then subsequently outsourced to the customer/third parties, PSAP integration could also be performed by the customer or third party vendors. In fact, the company uses contract employees to perform a portion of the PSAP integration work.

4.	Certification: Perform testing to certify that the network meets the accuracy requirements of the network design document. Certification testing is performed after the network has been completed and placed in service with the PSAP. This after-market service is clearly not essential to the functionality of the equipment as it is typically performed months after the network is operating, the customer can, and on occasion has, performed the service themselves, and there are other acceptable methods of verifying network accuracy beyond the approach employed by the company.

5.	Warranty: The contract calls for warranty on the hardware and software. The software warranty could be termed Post Contract Support (PCS). The warranty and PCS is provided for a period of twelve months and includes software upgrades.
Each deliverable is treated as an individual element of accounting and represents a separate earnings process. We have examined the requirements of SOP 97-2 and each element meets the revenue requirements of paragraph 8 and paragraph 65. The services provided (Design, PSAP Integration and Certification) are not essential to the functionality of the other elements of the transaction and are described in the contract such that the total price of the arrangement would vary as the result of exclusion of these services. These services can be provided by other vendors, the services do not carry a significant degree of risk and Andrew is an experienced provider of these services. Arrangement consideration is allocated among each element based on vendor-specific objective evidence (VSOE). The VSOE is determined and revenue is recognized for each element as follows:
1.	Design: The VSOE of design work is approximately 6% of the total arrangement consideration and is based on the price that Andrew sells these services as a standalone service. Andrew sells this service on a standalone basis without the other elements of this arrangement and a customer could buy this service from a third party. Revenue is recognized for design services when the customer receives the network design document.

2.	Product Delivery: The VSOE of the equipment (software and hardware) is approximately 75% of the arrangement consideration and is based on the price that the equipment is sold as a standalone product. Andrew sells the hardware as maintenance spares on a standalone basis excluding other services. The software included as part of the equipment is standardized and is not modified or customized for each customer. Revenue for the equipment is recognized when the product is shipped. The product is tested to ensure that it is fully functional before shipment. After shipment Andrew is not required to modify or change the equipment for it to be functional.

3.	PSAP Integration: The VSOE for this deliverable is approximately 9% of the arrangement consideration and is determined based on a standard hourly rate that Andrew charges for similar engineering services, performed by the same employees who perform PSAP services, which are basic implementation services. The customer could contract these services from a third party vendor. Revenue for this deliverable is recognized when the network is capable of providing E911 caller information to the PSAP.

4.	Certification: The VSOE for certification is approximately 4% of the arrangement consideration and is based on the price that Andrew charges to perform this testing as a standalone service. Andrew provides re-certification services for existing networks where the customer is not purchasing any other services or equipment. The customer could contract these services from a third party vendor. Revenue for certification is recognized when the testing is completed.

5.	Warranty: The VSOE for warranty is approximately 6% of the arrangement consideration and is based on the price that Andrew charges for the same support contract sold after the initial twelve-month period expires, that is the renewal rate. Revenue for PCS services is recognized ratably over the contract period.
Andrew had recognized revenue on the sale of geolocation products pursuant to EITF 00-21 since acquiring the geolocation product line from Allen Telecom in July 2003 through the quarter ended March 31, 2005. In response to your inquiry, Andrew determined that the provisions of SOP 97-2 should be applied, because Andrew provides somewhat more post-contract customer support (PCS) than we had initially believed at the time of the acquisition. PCS is provided for a period of twelve months and includes support of both the hardware and software, including software upgrades. Since your inquiry, we have evaluated how the contract would have been accounted for under SOP 97-2 and determined that the only change would be the need to defer revenue for the vendor-specific objective evidence (VSOE) of the warranty. We have evaluated the estimated impact on the company’s fiscal quarters since the July 2003 acquisition of Allen Telecom assuming that SOP 97-2 had been the revenue recognition policy for geolocation products sales. Below is an analysis of the impact of this change in revenue recognition compared to the reported results of operations (dollars in thousands):

	Quarter
	Ended
	September	Fiscal Year
Fiscal Year 2003	2003	2003
Reported
Sales	$344,921	$1,014,486
Income from Continuing Operations Before Income Taxes	5,321	18,704
Net Income	5,255	15,520
Basic and Diluted EPS from Continuing Operations	$(0.01)	$0.20
Impact of geolocation revenue change
Sales	$(1,630)	$(1,630)
Income from Continuing Operations Before Income Taxes	(1,588)	(1,588)
Net Income	(985)	(985)
Basic and Diluted EPS from Continuing Operations	$(0.01)	$(0.01)

	Quarters Ended				Fiscal
	December	March	June	September	Year
Fiscal Year 2004	2003	2004	2004	2004	2004
Reported
Sales	$410,771	447,146	492,998	487,834	1,838,749
Income from Continuing Operations Before Income Taxes	6,339	15,894	27,413	(723)	48,923
Net Income	4,120	10,331	17,818	716	32,985
Basic and Diluted EPS from Continuing Operations	$0.02	$0.06	$0.11	$0.00	$0.20
Impact of geolocation revenue change
Sales	100	(62)	(12)	651	677
Income from Continuing Operations Before Income Taxes	107	(73)	(16)	651	669
Net Income	66	(45)	(10)	404	415
Basic and Diluted EPS from Continuing Operations	$0.00	$(0.00)	$(0.00)	$0.00	$0.00

	Quarters Ended
	December	March
Fiscal Year 2005	2004	2005
Reported
Sales	$474,074	$481,828
Income from Continuing Operations Before Income Taxes	19,411	5,284
Net Income	14,742	3,239
Basic and Diluted EPS from Continuing Operations	$0.09	$0.02
Impact of geolocation revenue change
Sales	962	(220)
Income from Continuing Operations Before Income Taxes	1,212	(287)
Net Income	752	(178)
Basic and Diluted EPS from Continuing Operations	$0.00	$(0.00)
Andrew believes that the impact of these changes to the company’s consolidated results of operations, and related disclosures were not material to any period presented. SAB 99 defines an item to be material if there is a substantial likelihood that a reasonable person would consider it important. We have reached this conclusion by considering the magnitude of the change to the important measures investors use to evaluate our performance as well as other circumstances surrounding the change (qualitative factors).
Andrew believes the most important measures that investors use to assess the company’s performance are revenue, earnings per share and cash flow from operations. The impact on consolidated revenue is less than 1% for all periods presented, while the impact on earnings per share is less than $0.01 with the exception of two quarters. In the September 2003 quarter, this change would have resulted in EPS of $(0.02) versus reported EPS of $(0.01). Andrew exceeded its earnings guidance in the September 2003 quarter by $0.02 – $0.06 per share, and does not believe that the $0.01 per share impact of this change would have had any material effect on investors’ perspective of the company’s performance in the quarter or outlook for future performance. The impact of the change on the September 2004 quarter would have resulted in EPS of $0.01 versus reported EPS of $0.00. In addition, the change in revenue recognition would have had no impact on the company’s reported cash flow from operations.
We also considered the impact of the change on our segment disclosures. Prior to fiscal year 2005 Andrew reported its results in one operating segment. Beginning in fiscal 2005, Andrew has reported two operating segments, Wireless Infrastructure and Satellite Communications. The change in revenue recognition would have impacted only the results of the company’s Wireless Infrastructure segment. The company reported the following results for the Wireless Infrastructure segment for the first two quarters of fiscal 2005 as follows (dollars in thousands):

	December	March
	2004	2005
Sales	$425,171	$447,505
Operating Income	$55,747	$45,141
The change in revenue recognition would have resulted in less than a 1% change in reported revenue for Wireless Infrastructure, and a 2% increase and 1% decrease in operating income reported for the quarters ended December 2004 and March 2005, respectively.
Based on the insignificance of the impact the change had on the company’s reported financial information and disclosures, we do not believe the amounts misstated to be material from a quantitative perspective. We also considered qualitative considerations and noted the following:
•	The misstatement was not intentional or known.

•	The misstatement does not mask a change in earnings or other trends.

•	The misstatement did not impact our meeting of analyst expectations.

•	The misstatement did not result in our income reported becoming a loss or vice versa.

•	The misstatement had no impact on our compliance with debt covenants or other regulatory requirements.

•	The misstatement had no material impact on management’s compensation plans.

•	The misstatement did not involve concealment of an unlawful transaction.

•	We are not aware of any other items that were misstated in the periods presented.
Based on both our quantitative and qualitative analysis, we believe our reported results were materially accurate. We have added additional disclosure about our revenue recognition policies in our June 2005 10-Q to provide further clarity to the significant sources of our revenue.

Form 10-Q for the Fiscal Quarter Ended December 31, 2004
Note 9. Contingencies, Warranty Reserve, page 10
Comment #2: We note your response to comment 4 in our letter dated April 29, 2005. Based on the facts as you have presented them, the products containing the defective component were sold to the significant customer from January 2003 through December 2004. In addition, you were made aware of the field issues related to your products in November 2004 and began conducting a review of the issues identified in December 2004, which should have been disclosed, at a minimum, in your Form 10-K for the fiscal year ended September 30, 2004. Finally, you had arrived at a reasonable estimate or range of the loss contingency as of February 8, 2005, the date your Form 10-Q for the quarter ended December 31, 2004 was filed. As such, this contingency appears to be a type one subsequent event requiring the contingency to be reflected in your December 31, 2004 financial statements in accordance with paragraph .03 of AU Section 560, at a minimum. Therefore, we believe you should do the following:
•	Amend your form 10-K for the fiscal year ended September 30, 2004 to disclose all of the material facts known by you at the time of your filing of the Form 10-K on December 13, 2004 surrounding the field issues that arose from the defective component supplied by you to the significant customer.

•	Amend your Forms 10-Q for the quarters ended December 31, 2004 and March 31, 2005 to accrue for the warranty costs related to the defective component as of December 31, 2004 and to include adequate disclosure of the material facts known by Andrew through the date each form was filed.
Response:
We continue to strongly believe our disclosures in the 10-K for the year ended September 30, 2004 and the accounting and disclosures in our 10-Q for the quarter ended December 31, 2004 of the warranty issue and subsequent customer satisfaction problem regarding one of our product lines were complete and appropriate.
Based on your response of July 20, 2005, it appears the SEC Staff believes that the decision by Andrew management of February 7, 2005 to accede to a demand by our significant customer to retrofit all products in the field that had a potentially faulty component was a type one subsequent event that impacted the original sale of the product to our customer in a period prior to December 31, 2004. However, that conclusion is based on an incorrect interpretation of the facts. At December 31, 2004, we had fully accrued for our best estimate of costs to repair/replace anticipated defective components per our contractual warranty obligation at the time the product was sold. The decision on February 7, 2005 was in response to a demand by our significant customer on February 4, 2005 that was outside the scope of the standard warranty obligation. We had no contractual or legal obligation under the warranty provisions to accede to our customer’s demand. Therefore, the decision we made on February 7, 2005 was a cost to ensure the future goodwill of our significant customer. As such, it did not relate to a pre-existing condition at the time of the sale of the product with a warranty that required accrual in the December 31, 2004 quarter. Instead, this was a new event, that required treatment as a type II subsequent event to the December 31, 2004 10-Q.
Your comment also correctly referenced that we had knowledge of field issues related to their product in November 2004, prior to our filing of our 10-K for the year ended September 30, 2004. However, at the time of the filing of the 10-K and continuing up to the time of our meeting of February 4th, 2005, we believed that the issue was a typical warranty matter that was properly accrued for in our warranty reserves. As such, no additional disclosure beyond what is included in the critical accounting policies section of the 10-K’s management’s discussion of financial condition and results of operations was deemed necessary.
For these reasons, no amendment of the September 30, 2004 10-K or December 31 and March 31 10-Qs is necessary.
Form 8-K filed May 3, 2005
Comment 4: Comment 15 from our letter dated November 14, 2004 regarding your Form 10-K for the year ended September 30, 2003 requested that you fully describe the impact of known trends or anticipated trends may have on net sales or revenues or income from continuing operations. In your response letter dated November 18, 2004, you agreed to revise your future MD&A to address the concerns in our comment. It appears that you have provided discussion and analysis of trends that may have a material impact to your consolidated financial statements in your news release dated April 28, 2005 and your earnings conference call on April 28, 2005 that are either not at all discussed or fully discussed in your MD&A in your Form 10-Q for the quarter ended March 31, 2005. Examples include (a) the impact of copper, your most significant raw material, on your results of operations; (b) the impact of a significant number of new products on your results of operations; and (c) the impact of inventory turns on your cash flows. Please tell us how you determined you complied with comment 15 from our letter dated November 14, 2004 in your MD&A in Form 10-Q for the quarter ended March 31, 2005.
Response:
The company has made a concerted effort to comply with the Staff’s requests in Comment 15 from your letter dated November 4, 2004. We have expanded our MD&A in subsequent filings to quantify factors impacting our operations when multiple factors existed, and believe we have described the impact that known or anticipated trends may have on our revenues or income from continuing operations. For example, in the company’s Form 10-Q for the quarter ended March 31, 2005, the impact of higher commodity costs on gross margin was discussed in MD&A, and further detail regarding copper was disclosed in Item 3. Quantitative and Qualitative Disclosures About Market Risk. In addition, we have further expanded our MD&A discussion on copper in our Form 10-Q for the quarter ended June 30, 2005 by including a full paragraph dedicated to known and anticipated trends in copper cost and usage, and their impact on the company’s gross margin. Also included in our MD&A for each of the last two quarters is a discussion of other significant trends, including notification by one of our customers that they have chosen a competitive solution for E911 geolocation hardware, the company’s anticipated effective tax rate and intangible amortization expense for the remainder of fiscal 2005, and a discussion in the June quarter 10-Q of the factors anticipated to impact gross margin in the fourth quarter of fiscal 2005.
Although the company discussed accelerating the launch of several new products in our earnings conference call on April 28, 2005, we did not view the anticipated impact on revenues or income from continuing operations to be sufficiently significant to warrant further discussion in MD&A. The company also stated its inventory turns for the quarter ended March 31, 2005 in its news release and earnings conference call but did not elaborate further in MD&A as we did not view the relatively stable performance of this metric (basically unchanged over the last six quarters) as a significant trend.
The company will continue to be mindful of the Staff’s comments and disclose any items we view as significant known or anticipated trends in future MD&A.
If you have any questions or comments regarding these three responses, please contact the undersigned at (708) 873-3600. With respect to the Staff’s Comment #3 in your letter dated July 20, 2005 regarding segments, we would like to schedule a meeting to discuss this matter with you in person. Please let me know the Staff’s availability to meet in your offices starting the week of September 12.

Very truly yours,
By:	/s/ Marty R. Kittrell
Marty R. Kittrell
Chief Financial Officer

Cc:	Ms. Tracey Houser (Securities and Exchange Commission)
Mr. Nathan Cheney (Securities and Exchange Commission)
Mr. James P. Sherman (Ernst & Young LLP)
Mr. Dewey B. Crawford (Foley & Lardner LLP)